EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Three Months Ended March 31, 2017
Earnings:
Income before provision for income taxes	$5,182
Equity in losses of unconsolidated businesses	21
Dividends from unconsolidated businesses	7
Interest expense (1)	1,132
Portion of rent expense representing interest	298
Amortization of capitalized interest	49

Earnings, as adjusted	$6,689

Fixed Charges:
Interest expense (1)	$1,132
Portion of rent expense representing interest	298
Capitalized interest	175

Fixed charges	$1,605

Ratio of earnings to fixed charges	4.17

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.